SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No.)*

Fleetwood Enterprises, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

339099 10 3

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 18 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
   Robert E. Robotti

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 3,439,865
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 3,439,865

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    3,439,865

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    5.4%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
    Robotti & Company, Incorporated

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of   7. Sole Voting Power: -0-
Shares
Beneficially   8. Shared Voting Power: 2,703,890
Owned by
Each   9. Sole Dispositive Power: -0-
Reporting
Person With   10. Shared Dispositive Power: 2,703,890

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,703,890

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (11)
    4.2%

14. Type of Reporting Person (See Instructions)
    CO, HC

1. Names of Reporting Persons.
    Robotti & Company, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 51,390
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 51,390

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    51,390

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, BD

1. Names of Reporting Persons.
    Robotti & Company Advisors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 2,652,500
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 2,652,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,652,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (11)
    4.1%

14. Type of Reporting Person (See Instructions)
    OO, IA

1. Names of Reporting Persons.
   Kenneth R. Wasiak

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 735,975
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 735,975

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    735,975

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.1%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
    Ravenswood Management Company, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 735,975
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 735,975

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    735,975

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.1%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 515,879
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 515,879

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    515,879

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons.
   Ravenswood Investments III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 220,096
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 220,096

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    220,096

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    PN

Item 1.   Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this "Statement"), relates to shares of the Common Stock, $1.00 par value (the "Common Stock"), of Fleetwood Enterprises, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 3125 Myers Street, Riverside, CA 92503-5527.

Item 2.   Identity and Background

(a), (b), (c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P.("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Wasiak, RMC, and RIC the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT. ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak are Managing Member of RMC. RMC, a New York limited liability company, is the general partner of RIC and RI. RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC and RI is 52 Vanderbilt Avenue, New York, New York 10017. RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758. Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, and Robotti Advisors included in Schedule A hereto and is incorporated by reference herein.

(d) and (e). None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 51,390 shares of the Common Stock held by Robotti & Company is $307,923.21 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

The aggregate purchase price of the 2,652,500 shares of the Common Stock held by Robotti Advisors is $12,275,167.50 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

The aggregate purchase price of the 515,879 shares of the Common Stock held by RIC is $2,111,572.41 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 220,096 shares of the Common Stock held by RI is $897,453.47 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 4.   Purpose of Transaction

(a)-(j). The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect. The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

The Reporting Persons may acquire additional shares of the Common Stock, dispose all or some of these share of the Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserves the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.   Interest in Securities of the Issuer

(a)-(b) As of June 13, 2008, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)(5)	3,439,865	0	3,439,865	5.35%
ROBT (1)(2)(3)	2,703,890	0	2,703,890	4.21%
Robotti & Company (1)(2)	51,390	0	51,390	**
Robotti Advisors (1)(3)	2,652,500	0	2,652,500	4.13%
Wasiak (1)(4)(5)	735,975	0	735,975	1.14%
RMC (1)(4)(5)	735,975	0	735,975	1.14%
RIC (1)(4)	515,879	0	515,879	**
RI (1)(5)	220,096	0	220,096	**

   * Based on 64,256,522 shares of Common Stock, $1.00 par value, outstanding as of February 29, 2008, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended January 27, 2008.
   ** Less than one percent.

   (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.
   (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 51,390 shares of Common Stock owned by the discretionary customers of Robotti & Company.
   (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 2,652,500 shares of Common Stock owned by the advisory clients of Robotti Advisors.
   (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 515,879 shares of Common Stock owned by RIC.
   (5) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 220,096 shares of Common Stock owned by RI.

  (c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All such transactions were made by Robotti & Company, Robotti Advisors, RIC and RI in the open market.

Transactions in Shares Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
Robotti Advisors' Advisory Clients	04/22/2008	7,800	BUY	$3.87
Robotti Advisors' Advisory Clients	04/30/2008	5,150	BUY	$3.6119
Robotti Advisors' Advisory Clients	05/05/2008	1,900	BUY	$3.45
Robotti Advisors' Advisory Clients	05/08/2008	62,800	BUY	$3.7756
Robotti Advisors' Advisory Clients	05/08/2008	27,000	BUY	$3.7847
RIC	05/08/2008	18,900	BUY	$3.7847
RI	05/08/2008	8,100	BUY	$3.7847
Robotti Advisors' Advisory Clients	05/09/2008	64,700	BUY	$3.7992
Robotti Advisors' Advisory Clients	05/09/2008	20,200	BUY	$3.7997
RIC	05/09/2008	14,140	BUY	$3.7992
RI	05/09/2008	6,060	BUY	$3.7992
Robotti Advisors' Advisory Clients	05/12/2008	17,798	BUY	$3.8336
Robotti Advisors' Advisory Clients	05/12/2008	5,000	BUY	$3.8357
RIC	05/12/2008	3,500	BUY	$3.8357
RI	05/12/2008	1,500	BUY	$3.8357
Robotti Advisors' Advisory Clients	05/13/2008	143,971	BUY	$3.8099
Robotti Advisors' Advisory Clients	05/13/2008	80,000	BUY	$3.8106
RIC	05/13/2008	56,000	BUY	$3.8106
RI	05/13/2008	24,000	BUY	$3.8106
Robotti Advisors' Advisory Clients	05/14/2008	100,750	BUY	$3.8493
Robotti Advisors' Advisory Clients	05/14/2008	70,000	BUY	$3.8478
RIC	05/14/2008	49,000	BUY	$3.8478
RI	05/14/2008	21,000	BUY	$3.8478

Robotti Advisors' Advisory Clients	05/15/2008	124,738	BUY	$3.8469
Robotti Advisors' Advisory Clients	05/15/2008	30,000	BUY	$3.8408
RIC	05/15/2008	21,000	BUY	$3.8408
RI	05/15/2008	9,000	BUY	$3.8408
Robotti Advisors' Advisory Clients	05/16/2008	142,296	BUY	$3.8215
Robotti Advisors' Advisory Clients	05/16/2008	76,000	BUY	$3.8164
RIC	05/16/2008	52,590	BUY	$3.8164
RI	05/16/2008	22,547	BUY	$3.8164
Robotti Advisors' Advisory Clients	05/19/2008	130,170	BUY	$3.8487
Robotti Advisors' Advisory Clients	05/19/2008	30,000	BUY	$3.8493
RIC	05/19/2008	21,471	BUY	$3.8493
RI	05/19/2008	9,202	BUY	$3.8493
Robotti Advisors' Advisory Clients	05/20/2008	151,828	BUY	$3.8379
Robotti Advisors' Advisory Clients	05/20/2008	60,000	BUY	$3.8421
RIC	05/20/2008	42,000	BUY	$3.8421
RI	05/20/2008	18,000	BUY	$3.8421
Robotti Advisors' Advisory Clients	05/21/2008	40,700	BUY	$3.85
Robotti Advisors' Advisory Clients	05/21/2008	10,400	BUY	$3.8512
RIC	05/21/2008	7,280	BUY	$3.8512
RI	05/21/2008	3.120	BUY	$3.8512
Robotti Advisors' Advisory Clients	05/22/2008	407	BUY	$3.85
Robotti Advisors' Advisory Clients	05/22/2008	3,000	BUY	$3.85
RIC	05/22/2008	2,100	BUY	$3.85
RI	05/22/2008	900	BUY	$3.85
Robotti Advisors' Advisory Clients	05/23/2008	116,137	BUY	$3.8117
Robotti Advisors' Advisory Clients	05/23/2008	100,000	BUY	$3.8238
RIC	05/23/2008	70,000	BUY	$3.8238
RI	05/23/2008	30,000	BUY	$3.8238
Robotti Advisors' Advisory Clients	05/27/2008	31,500	BUY	$3.8486
Robotti Advisors' Advisory Clients	05/27/2008	10,500	BUY	$3.8495
RIC	05/27/2008	7,350	BUY	$3.8495
RI	05/27/2008	3,150	BUY	$3.8495
Robotti & Company Discretionary Customer	05/28/2008	550	SELL	$4.00
Robotti Advisors' Advisory Clients	06/02/2008	56,176	BUY	$3.8499
Robotti Advisors' Advisory Clients	06/02/2008	46,950	BUY	$3.8494
RIC	06/02/2008	32,900	BUY	$3.8493
RI	06/02/2008	14,100	BUY	$3.8493
Robotti Advisors' Advisory Clients	06/03/2008	35,748	BUY	$3.8445
RIC	06/03/2008	15,785	BUY	$3.85
RI	06/03/2008	6,765	BUY	$3.85
Robotti Advisors' Advisory Clients	06/04/2008	500	BUY	$3.84
Robotti Advisors' Advisory Clients	06/09/2008	2,000	BUY	$3.85
RIC	06/09/2008	10,680	BUY	$3.85
RI	06/09/2008	4,576	BUY	$3.85
Robotti Advisors' Advisory Clients	06/10/2008	1,600	BUY	$3.85
RIC	06/10/2008	1,820	BUY	$3.85
RI	06/10/2008	780	BUY	$3.85
Robotti Advisors' Advisory Clients	06/11/2008	120,781	BUY	$3.8492
RIC	06/11/2008	53,600	BUY	$3.8479
RI	06/11/2008	23,059	BUY	$3.8479

(d)   No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not Applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of June 13, 2008 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission. The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.   Materials To Be Filed As Exhibits

        The following documents is filed herewith:

1.   Joint Filing Agreement dated as of June 13, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 13, 2008

                                                                Robotti & Company, Incorporated

 /s/ Robert E. Robotti   By: /s/ Robert E. Robotti
    Robert E. Robotti   Name: Robert E. Robotti
                                                            Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti   By: /s/ Robert E. Robotti
      Name: Robert E. Robotti   Name: Robert E. Robotti
      Title: President and Treasurer   Title: President and Treasurer

                                                      By: /s/ Kenneth R. Wasiak
                                                            Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
      Name: Robert E. Robotti   Its General Partner
      Title: Managing Member

Ravenswood Investments III, L.P.   By: /s/ Robert E. Robotti
                                                            Name: Robert E. Robotti
By: Ravenswood Management Company, L.L.C.   Title: Managing Member
      Its General Partner

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: Managing Member

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the corporations named below as of the date hereof. The business address of each person is:

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
	(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017
Name:	Joseph E. Reilly
	(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017
Name:	Kenneth R. Wasiak
	(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

(The remainder of this page was intentionally left blank)

Exhibit Index

The following document is filed herewith:

Exhibit	Page
(1) Joint Filing Agreement dated as of June 13, 2008 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.	Page 18

(The remainder of this page was intentionally left blank)

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to the Common Stock, $1.00 Par Value per share, of Fleetwood Enterprises, Inc. with the Securities and Exchange Commission pursuant to Rule 13d-1(k). The undersigned parties hereby acknowledge that each shall be responsible for the timely filing of any such amendments, and for the completeness and accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 13, 2008

	Robotti & Company, Incorporated
/s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Robert E. Robotti	Name: Robert E. Robotti
	Title: President and Treasurer

Robotti & Company, LLC	Robotti & Company Advisors, LLC
By: /s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Name: Robert E. Robotti	Name: Robert E. Robotti
Title: President and Treasurer	Title: President and Treasurer
	By: /s/ Kenneth R. Wasiak
	Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.	The Ravenswood Investment Company, L.P.
By: /s/ Robert E. Robotti	By: Ravenswood Management Company, L.L.C.
Name: Robert E. Robotti	Its General Partner
Title: Managing Member	

Ravenswood Investments III, L.P.	By: /s/ Robert E. Robotti
	Name: Robert E. Robotti
By: Ravenswood Management Company, L.L.C.	Title: Managing Member
Its General Partner	

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: Managing Member